UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2010
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 3,277 fully paid ordinary shares 2. 1,469 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares issued pursuant to exercise of quoted options 2. Fully paid ordinary shares issued pursuant to exercise of unquoted options

+ See chapter 19 for defined terms.

24/10/2005

Appendix 3B - Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	1. $0.15 per share pursuant to terms of options 2. $0.001 per share pursuant to terms of options

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Upon exercise of options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 July 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX	1,221,246,193	Ordinary Shares
	(including the securities in clause 2 if applicable)	107,602,756	Secured Conv. Notes
		32,367,720	Interest Bearing Conv. Notes
		27,860,125	Options 1 Sept 2011

+ See chapter 19 for defined terms.

24/10/2005

Appendix 3B - Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	55,943,328	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+          See chapter 19 for defined terms.

24/10/2005

Appendix 3B - Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+          See chapter 19 for defined terms.

24/10/2005

Appendix 3B - Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+           See chapter 19 for defined terms.

24/10/2005

Appendix 3B - Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+          See chapter 19 for defined terms.

24/10/2005

Appendix 3B - Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	28 July 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

== == == == ==

+          See chapter 19 for defined terms.

24/10/2005

Appendix 3B - Page 7

METAL STORM LIMITED
ABN 99 064 270 006
Unquoted Options
The outstanding balance at 26 July 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,390,767
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		55,943,328

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Rule 4.7B
Appendix 4C
Monthly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
   Name of entity
Metal Storm Limited

ABN	Month ended (“current Month”)
99 064 270 006	30 June 2010
     Consolidated statement of cash flows
Cash flows related to operating activities

			Current	Year to date
			Month	(6 months)
			$A’000	$A’000

1.1		Receipts from customers	58	588
1.2	Payments for	(a) staff costs	(369)	(1,976)
		(b) advertising and marketing	—	—
		(c) research and development	(6)	(139)
		(d) leased assets	—	—
		(e) other working capital	(186)	(1,672)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	—	7
1.5		Interest and other costs of finance paid	(110)	(216)
1.6		Income taxes paid	—	—
1.7		Other (provide details if material)	—	—

		Net operating cash flows	(613)	(3,408)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

		Current	Year to date
		Month	(6 months)
		$A’000	$A’000

1.8	Net operating cash flows (carried forward)	(613)	(3,408)

Cash flows related to investing activities
1.9	Payment for acquisition of:	—	—
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
(e) other non-current assets
1.10	Proceeds from disposal of:	—	—
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—
	(e) other non-current assets	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	—	—

1.14	Total operating and investing cash flows	—	—

Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	523	3,113
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	50	325
1.18	Repayment of borrowings	(1)	(59)
1.19	Dividends paid	—	—
1.20	Other	—	—

	Net financing cash flows	572	3,379

	Net increase (decrease) in cash held	(41)	(29)

1.21	Cash at beginning of Month/year to date	79	67
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of Month	38	38

+	See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current Month
		$A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	27

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

Directors’ fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A’000	$A’000

3.1	Loan facilities	16,919	16,919

3.2	Credit standby arrangements	—	—

+          See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C
Monthly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the Month (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Month $A’000	Previous Month $A’000

4.1	Cash on hand and at bank	38	79

4.2	Deposits at call	—	—

4.3	Bank overdraft	—	—

4.4	Other (provide details)	—	—

	Total: cash at end of Month (item 1.23)	38	79

     Acquisitions and disposals of business entities

		Acquisitions	Disposals
		(Item 1.9(a))	(Item 1.10(a))

5.1	Name of entity	—	—

5.2	Place of incorporation or registration	—	—

5.3	Consideration for acquisition or disposal	—	—

5.4	Total net assets	—	—

5.5	Nature of business	—	—

Compliance statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:	/s/ Peter R Wetzig	Date: 29 July 2010

(~~Director~~ / Company secretary)

Print name:	Peter R Wetzig

+          See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Rule 4.7B
Appendix 4C
Quarterly report
for entities admitted
on the basis of commitments
Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.
   Name of entity
Metal Storm Limited

ABN	Quarter ended (“current quarter”)
99 064 270 006	30 June 2010
     Consolidated statement of cash flows
Cash flows related to operating activities

			Current	Year to date
			quarter	(6 months)
			$A’000	$A’000

1.1		Receipts from customers	11	588
1.2	Payments for	(a) staff costs	(1,075)	(1,976)
		(b) advertising and marketing	—	—
		(c) research and development	(33)	(139)
		(d) leased assets	—	—
		(e) other working capital	(911)	(1,672)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	3	7
1.5		Interest and other costs of finance paid	(109)	(216)
1.6		Income taxes paid	—	—
1.7		Other (provide details if material)	—	—

		Net operating cash flows	(2,114)	(3,408)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current	Year to date
		quarter	(6 months)
		$A’000	$A’000

1.8	Net operating cash flows (carried forward)	(2,114)	(3,408)

Cash flows related to investing activities
1.9	Payment for acquisition of:	—	—
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
(e) other non-current assets
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	—	—
(e) other non-current assets
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	—	—

1.14	Total operating and investing cash flows	—	—

Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	1,072	3,113
1.16	Proceeds from sale of forfeited shares	—	—
1.17	Proceeds from borrowings	325	325
1.18	Repayment of borrowings	(2)	(59)
1.19	Dividends paid	—	—
1.20	Other	—	—

	Net financing cash flows	1,395	3,379

	Net increase (decrease) in cash held	(719)	(29)

1.21	Cash at beginning of quarter/year to date	757	67
1.22	Exchange rate adjustments to item 1.20	—	—

1.23	Cash at end of quarter	38	38

+	See chapter 19 for defined terms.

Appendix 4C Page 6	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter
		$A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	43

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

Directors’ fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

—

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

—

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A’000	$A’000

3.1	Loan facilities	16,919	16,919

3.2	Credit standby arrangements	—	—

+         See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 7

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000

4.1	Cash on hand and at bank	38	757

4.2	Deposits at call	—	—

4.3	Bank overdraft	—	—

4.4	Other (provide details)	—	—

	Total: cash at end of quarter (item 1.23)	38	757

     Acquisitions and disposals of business entities

		Acquisitions	Disposals
		(Item 1.9(a))	(Item 1.10(a))

5.1	Name of entity	—	—

5.2	Place of incorporation or registration	—	—

5.3	Consideration for acquisition or disposal	—	—

5.4	Total net assets	—	—

5.5	Nature of business	—	—

Compliance statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /does not* (delete one) give a true and fair view of the matters disclosed.

Sign here:	/s/ Peter R Wetzig	Date: 29 July 2010

(~~Director~~ / Company secretary)

Print name:	Peter R Wetzig

+          See chapter 19 for defined terms.

Appendix 4C Page 8	24/10/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Notes
The Company recognises that its current cash balance is unlikely to be sufficient to fund operations for another two quarters without being supplemented by additional capital. The results reported in this Appendix 4C were in line with Company expectations.
On 31 December 2009, the Company entered into an agreement for an equity line of credit with UK based investment fund Global Emerging Markets (GEM) Global Yield Fund for GEM to provide a source of working capital for the Company. The agreement was terminated and replaced by a line agreement with Dutchess Global Yield Fund Ltd on 22 June 2010.
Under the line agreement the Company may access up to $25 million over a three year period. The Company will issue Shares in consideration for the amount it receives from Dutchess.
The Company can choose to initiate draw downs at a frequency of up to one draw down per 5 trading days for amounts of up to $100,000 until shareholder approval is obtained at a general meeting to be held on 19 August 2010. Thereafter, the Company can initiate draw downs for up to $200,000.
The facility provides Metal Storm with a continuous funding stream for approximately 24 to 36 months, depending on the size of each draw down. The split between compliance, administrative and product development/marketing (“commercialisation”) costs will also vary based on the size of each draw down. However, if the facility performs as expected, the Company anticipates that approximately 60% of the drawn down funds will be channelled into commercialisation.
The Company has also announced a one for four rights issue with three free attaching options at a price of $0.01 per share. If fully subscribed the rights issue would raise $3 million and is expected to close in late August or early September.
In addition the Company has called a general meeting for 19 August 2010 to seek shareholder approval for a number of placements that were conducted in the past few months as well as approval of future share issues to Dutchess. If these resolutions are approval the Company will have further capacity to issue shares under its listing rule 7.1 15% allowance.
With this information in mind the Directors believe the Company to be a going concern and therefore in compliance with listing rule 12.2.

+         See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 9

MARKET RELEASE
27 July 2010
Metal Storm Limited
TRADING HALT
The securities of Metal Storm Limited (the “Company”) will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 29 July 2010 or when the announcement is released to the market.

Security Codes:	MST
MSTN
MSTG
MSTGA
MSTO
Patrick O’Connor
Senior Issuers Advisor

Metal Storm Limited
ABN 99 064 270 006

PO Box 128
Richlands Qld 4077
Tel: +61 (0) 7 3123 4700
Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
27 July 2010
By email: patrick.o’connor@asx.com.au
Mr Patrick O’Connor
Senior Adviser, Issuers (Brisbane)
ASX Limited
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
Dear Sir,
METAL STORM LIMITED — REQUEST FOR TRADING HALT UNDER LISTING RULE 17.1
Metal Storm Limited (Metal Storm or Company) requests a trading halt of its ordinary shares, secured convertible notes, interest bearing convertible notes and option from the commencement of trading effective immediately.
In accordance with Listing Rule 17.1, I advise that:
(a)	Metal Storm expects to be able to make an announcement with respect to the Rights Issue announced to the market on 15 July 2010 by close of business Wednesday 28 July 2010.

Accordingly, the company seeks the trading halt to allow time for this to be finalised.

(b)	Metal Storm is seeking the trading halt to maintain an orderly market in the trading of the Company’s securities;

(c)	Metal Storm requests the trading halt until the earlier of when it makes an announcement to the market concerning the Company’s Rights Issue or the commencement of trading on Thursday 29 July 2010; and

(d)	Metal Storm is not aware of any reason why the suspension should not be granted.
If you have any further questions, please do not hesitate to contact me.
Yours sincerely,
METAL STORM LIMITED
PR WETZIG
Company Secretary

METAL STORM LIMITED
ACN 064 270 006

Metal Storm Rights Issue
Brisbane, Australia — Wednesday, 28 July 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm refers to the rights issue prospectus announced on 15 July 2010.
Under the rights issue, eligible shareholders were to be given an opportunity to subscribe for one new share at an issue price of $0.01 and be issued one free new option for every new share allotted, to raise up to $3.0 million (First Offer).
Since the First Offer was announced, Metal Storm has consulted with a number of shareholders about their participation. The general feedback received was that, while shareholders are supportive of the First Offer, they would be more inclined to participate in the First Offer, potentially in excess of their entitlements, if the offer provided more incentive to participate.
The Board has considered the feedback and has today decided to make a new offer to shareholders by lodging a new rights issue prospectus including a new timetable (New Offer). The change in the New Offer is to issue three new free options for every new share allotted, instead of the single option in the First Offer.
Apart from the new timetable and the additional free options noted above, the New Offer terms are expected to be the same as the First Offer terms.
In keeping with this decision the Company will not be proceeding with the First Offer as released on 15 July 2010. The First Offer documents will not be sent to shareholders and Metal Storm will apply to ASIC for the prospectus to be withdrawn. The New Offer Prospectus will be lodged with ASIC early next week.
The Board considers that the New Offer terms strike a balance between the need to raise additional funds and the potential dilution that the New Offer may cause to the holdings of ineligible shareholders and eligible shareholders that choose not to participate in the New Offer.
Further information about the New Offer (including the new timetable) will be contained in the prospectus, which is expected to be lodged and announced to ASX next week.

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non- mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: July 30, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary